Filed Pursuant to Rule 433
Registration No. 333-223208
January 2, 2020
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Autocallable Barrier Notes with Step-up Premium



Autocallable Barrier Notes Linked to the Least Performing of the Russell 2000® Index and the Health Care Select Sector SPDR® Fund

► Callable annually on or after January 27, 2021 at par plus the applicable Call Premium if the Official Closing Price of each Underlying is at or above 95.00% of its Initial Value on the applicable Observation Date.

► Call Premium of at least 7.70% per annum (to be determined on the pricing date), to be paid on an annual basis, if called

► If the Notes are not called and the Least Performing Underlying declines by more than 5.00% but less than 30.00%, you will receive $1,000 per $1,000 Principal Amount (a zero return).

► If the Notes are not called and the Least Performing Underlying declines by more than 30.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► Approximate 4 year term if not automatically called prior to maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Step-Up Premium (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $920.00 and $960.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% and referral fees of up to 0.40% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.40% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 4 year term, if not called prior to maturity.
Reference Asset	The Russell 2000® Index (Ticker: "RTY") and the Health Care Select Sector SPDR® Fund (Ticker: XLV) (each an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Value of each Underlying is at or above 95.00% of its Initial Value on any Observation Date on or after January 27, 2021[2] In that case, you will receive a payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, plus the applicable Call Premium on the corresponding Call Payment Date.[2]
Call Premium	At least 7.70% per annum. 7.70% if called on the first Observation Date, 15.40% if called on the second Observation Date, 23.10% if called on the third Observation Date and 30.80% if called on the fourth Observation Date (the "Final Valuation Date") (each to be determined on the Pricing Date).[2]
Barrier Value	With respect to each Underlying, 70.00% of its Initial Value
Payment at Maturity per Note	Unless the Notes are automatically called prior to maturity, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Final Return of the Least Performing Underlying is less than -5.00%, and therefore not called, but greater than or equal to -30.00%**: $1,000 ■ **If the Final Return of the Least Performing Underlying is less than -30.00%**: $1,000 + ($1,000 × Final Return of the Least Performing Underlying). If the Notes are not called prior to maturity and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive a Call Premium, and will lose up to 100% of the Principal Amount.
Final Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Final Return
Trade Date	January 24, 2020
Pricing Date	January 24, 2020
Original Issue Date	January 31, 2020
Final Valuation Date[3]	January 26, 2024
Maturity Date[3]	January 31, 2024
CUSIP/ISIN	40435UY73 / US40435UY735

The Notes

The Notes may be suitable for investors who believe that the Value of each Underlying will not decrease significantly over the term of the Notes.

If the Official Closing Value of each Underlying is at or above 95.00% of its respective Initial Value on any Observation Date beginning on January 27, 2021, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Call Premium on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than 95.00% of its Initial Value but greater than or equal to its Barrier Value, you will receive a Payment at Maturity equal to the Principal Amount of the Notes.

If the Notes are not automatically called prior to maturity and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive the Call Premium and lose 1% of your principal for every 1% decline of that Least Performing Underlying from its Initial Value.



[1] As more fully described on page FWP-4.

[2] See page FWP-4 for the Observation Dates, Call Payment Dates and Call Premiums.

[3] Subject to postponement as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.

Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called, including on the Final Valuation Date, and whether the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if the Final Value of the Least Performing Underlying is less than its Barrier Value. In such a case, your return on the Notes will be negative.



Information about the Underlyings



The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.



The XLV seeks to provide investment results that correspond generally to the price and yield performance, before expenses, of the S&P® Health Care Select Sector Index.

The graphs above illustrate the performance of the Underlyings from December 27, 2009 through December 27, 2019. Past performance is not necessarily an indication of future results. For further information on the Underlyings please see "Information Relating to the Underlyings" herein and "The Russell 2000® Index" or "The Health Care Select Sector SPDR® Fund," as applicable, in the accompanying Equity Index Underlying Supplement or ETF Underlying Supplement, as applicable. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Autocallable Barrier Notes with Step-Up Premium



This document relates to a single offering of Autocallable Barrier Notes with Step-Up Premium. The Notes will have the terms described in this document and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the least performing of the Russell 2000® Index and the Health Care Select Sector SPDR® Fund. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index (Ticker: "RTY") and the Health Care Select Sector SPDR® Fund (Ticker: XLV) (each an "Underlying" and together the "Underlyings").
Trade Date:	January 24, 2020
Pricing Date:	January 24, 2020
Original Issue Date:	January 31, 2020
Final Valuation Date:	January 26, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the relevant accompanying Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be January 31, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the relevant accompanying Underlying Supplement.
Call Feature:	If the Official Closing Value of each Underlying is at or above 95.00% of its Initial Value on any Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Call Premium:	At least 7.70% per annum.
	7.70% if called on the first Observation Date,
	15.40% if called on the second Observation Date,
	23.10% if called on the third Observation Date and
	30.80% if called on the fourth Observation Date (the Final Valuation Date)
	(each to be determined on the Pricing Date).

Observation Dates and Call Payment Dates:	Observation Dates	Call Payment Dates
	January 27, 2021	February 1, 2021
	January 26, 2022	January 31, 2022
	January 26, 2023	January 31, 2023
	January 26, 2024	January 31, 2024
	(the Final Valuation Date)	(the Maturity Date)

Payment at Maturity:	Unless the Notes are called prior to maturity, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.

Final Settlement Value:	Unless the Notes are automatically called prior to maturity, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	■ **If the Final Return of the Least Performing Underlying is less than -5.00%, and therefore not called, but greater than or equal to -30.00%**:
	$1,000
	■ **If the Final Return of the Least Performing Underlying is less than -30.00%:**
	$1,000 + ($1,000 × Final Return of the Least Performing Underlying).
	If the Notes are not automatically called prior to maturity and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive a Call Premium and will lose up to 100% of the Principal Amount
Barrier Value:	For each Underlying, 70.00% of its Initial Value.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value :	With respect to each Underlying, its Official Closing Value on the Pricing Date.
Final Value :	With respect to each Underlying, its Official Closing Value on the Final Valuation Date.
Official Closing Value:	The Official Closing Price or the Official Closing Level of the relevant Underlying, as applicable.
CUSIP/ISIN:	40435UY73 / US40435UY735
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or any security included in or held by any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus underlying supplements, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, beginning on page S-1 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and underlying supplements) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplements in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, relevant Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Value of each Underlying is at or above 95.00% of its Initial Value on any Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, together with the applicable Call Premium.

Payment at Maturity

Unless the Notes are automatically called prior to maturity, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value, determined as follows:

■ **If the Final Return of the Least Performing Underlying is less than -5.00%, and therefore not called, but is greater than or equal to -30.00%:**

$1,000

■ **If the Final Return of the Least Performing Underlying is less than -30.00%:**

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Notes are not automatically called prior to maturity and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive a Call Premium and lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor and Reference Issuer

The reference sponsor of the RTY is FTSE Russell. The reference issuer of the XLV is the Select Sector SPDR® Trust.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Value of each of the Underlyings will be equal to or greater than 95.00% of its Initial Value on one or more of the Observation Dates.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -30.00%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Value of each Underlying is at or above 95.00% of its Initial Value.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks included in the relevant Reference Asset or the Reference Asset itself, as applicable.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Value of one or all of the Underlyings will be less than 95.00% of its Initial Value on each of the Observation Dates, and below its Barrier Value on the Final Valuation Date.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -30.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on which the Official Closing Value of each Underlying is at or above 95.00% of its Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the relevant Reference Asset or the Reference Asset itself, as applicable.

▸ You seek an investment for which there will be an active secondary market.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, beginning on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the securities included in any of the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and relevant underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement; and
▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Underlying is less than -0.00%. You may lose up to 100% of your investment at maturity. If the Notes are not called, you will not receive any Call Premium.

Your return on the Notes is limited to the principal amount plus the Call Premium, if any, regardless of any appreciation in the value of the Underlyings.

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Call Premium, regardless of any appreciation in the values of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Call Premium and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period could be as little as approximately 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not called prior to maturity, in which case you will not receive any Call Premium, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate

performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Values of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to 95.00% of its Initial Value during the term of the Notes other than on the Observation Dates but then decreases on each Observation Date to a value that is less than 95.00% of its Initial Value, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the value of each Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of

the Notes may be higher than their respective values on the Observation Dates, whether the Notes will be automatically called and the Payment at Maturity will be based solely on the Official Closing Values of the Underlyings on the applicable Observation Dates.

Changes that affect the relevant Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer of the relevant Reference Asset concerning additions, deletions and substitutions of the stocks included in or held by such Reference Asset and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those stocks may affect the value of such Reference Asset. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Reference Asset could also affect the value of such Reference Asset. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could affect the value of the Notes.

Owning the Notes is not the same as owning the XLV or the stocks included in the RTY.

The return on your Notes may not reflect the return you would realize if you actually owned the XLV or stocks included in the RTY. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the XLV or the stocks included in the RTY.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Risks associated with the health care sector.

The XLV invests in companies in the health care sector, which are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection and the process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Companies in the health care industry are affected by rising costs of medical products, devices and services and the increased emphasis on the delivery of health care through outpatient services. Health care companies are also subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Additionally, the profitability of some health care companies may be dependent on a relatively limited number of products. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector may be subject to regulatory approvals and the process of obtaining such approvals may be long and costly.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes,

including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Higher Call Premiums or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the value of that Underlying could close below 95.00% of its Initial Value on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of (i) non-payment of any of the Call Premiums or (ii) loss on the Notes. This greater expected risk will generally be reflected in a higher Call Premiums than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premiums may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of each Underlying relative to its Initial Value. We cannot predict the Official Closing Values of the Underlyings on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Underlying performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value:	1,000.00 with respect to each Underlying*
▶	Hypothetical Barrier Value:	700.00 with respect to each Underlying (70.00% of the Initial Value)*
▶	Hypothetical Call Premium:	7.70% if called on the first Observation Date, 15.40% if called on the second Observation Date, 23.10% if called on the third Observation Date and 30.80% if called on the final Observation Date. The actual Call Premium will be determined on the Trade Date and will be at least 7.70% per annum.

* The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value and Barrier Value of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

	Notes Are Called on the Second Observation Date	Notes Are Called on the Fourth Observation Date (the Final Valuation Date)	Notes Are Not Called on Any Observation Date	
	Example 1	Example 2	Example 3	Example 4
Initial Value of each Underlying	1,000.00	1,000.00	1,000.00	1,000.00
Barrier Value of each Underlying	700.00	700.00	700.00	700.00
Percentage Change of the Least Performing Underlying on the First Observation Date	-15.00%	-12.00%	-25.00%	-20.00%
Percentage Change of the Least Performing Underlying on the Second Observation Date	10.00%	-15.00%	-20.00%	-25.00%
Percentage Change of the Least Performing Underlying on the Third Observation Date	N/A	-11.00%	-25.00%	-10.00%
Percentage Change of the Least Performing Underlying on the Final Valuation Date	N/A	5.00%	-20.00%	-60.00%
Call Premium	$154.00	$308.00	N/A	N/A
Total Payment	$1,154.00 (upon automatic call)	$1,308.00 (upon automatic call)	$1,000.00 (at maturity)	$400 (at maturity)
Return of the Notes	15.40%	30.80%	0.00%	-60.00%

Example 1—**The Official Closing Value of each Underlying on the second Observation Date is greater than or equal to 95.00% of its Initial Value, but not on the first Observation Date.**

Underlying	Percentage Change
RTY	30.00%
XLV	10.00%

Because the Official Closing Value of each Underlying on the second Observation Date is at or above 95.00% of its Initial Value, the Notes will be called and you will receive $1,154.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 15.40% return on the Notes.

Example 2—**The Official Closing Value of each Underlying on the fourth Observation Date (the Final Valuation Date) is greater than or equal to 95.00% its Initial Value, but not on any previous Observation Dates.**

Underlying	Percentage Change
RTY	10.00%
XLV	5.00%

Because the Official Closing Value of each Underlying on the fourth Observation Date is at or above 95.00% of its Initial Value , the Notes will be called and you will receive $1,308.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 30.80% return on the Notes.

Example 3—**The Notes are not called and the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value.**

Underlying	Percentage Change
RTY	-15.00%
XLV	-20.00%

XLV is the Least Performing Underlying. Because the Final Value of the Least Performing Underlying is greater than or equal to the Barrier Value, you will receive the Principal Amount of $1,000 per Note, reflecting a 0.00% return on the Notes.

Example 4—**The Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value.**

Underlying	Percentage Change
RTY	5.00%
XLV	-600.00%

XLV is the Least Performing Underlying. Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive $400.00 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times -60.00\%) = \$400.00$$

resulting in a -60.00% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the Value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of November 30, 2019 were: Financial Services, Health Care, Producer Durables, Consumer Discretionary and Technology.

For more information about the RTY, see "The Russell 2000® Index" on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from December 27, 2009 through December 27, 2019. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on any Observation Date, including the Final Valuation Date.

Description of the XLV

The XLV seeks to provide investment results that correspond generally to the price and yield performance, before expenses, of the S&P® Health Care Select Sector Index. The S&P® Health Care Select Sector Index measures the performance of the health care sector of the S&P 500 Index. The S&P® Health Care Select Sector Index includes companies from the following industries: pharmaceuticals, health care equipment and supplies, health care providers and services, biotechnology, life sciences tools and services, and health care technology. Shares of the XLV are listed and trade on the NYSE under the symbol "XLV".

For more information about the XLV, see "Health Care Select Sector SPDR® Fund" beginning on page S-14 of the accompanying ETF Underlying Supplement.

Historical Performance of the XLV

The following graph sets forth the historical performance of the XLV based on the daily historical closing values from December 27, 2009 through December 27, 2019. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the XLV should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the XLV on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Value will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% and referral fees of up to 0.40% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.40% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the

Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as XLV (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether an Underlying, or any of the entities whose stock is included in, or owned by, an Underlying, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying, or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in, or owned by, the Underlyings, as the case may be, and consult your tax advisor regarding the possible consequences to you if an Underlying, or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

$ Autocallable Barrier Notes with Step-Up Premium Linked to the Least Performing of the Russell 2000® Index and the Health Care Select Sector SPDR® Fund

Free Writing Prospectus

January 2, 2020